June 28, 2023	Trayne S. Wheeler trayne.wheeler@klgates.com T +1 617 951 9068 F +1 617 261 3175

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Collateral Trust (the “Trust”) — File No. 811-223027 Registration Statement on Form N-1A, as supplemented

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on June 9, 2023, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 9 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on April 26, 2023, accession no. 0001133228-23-002970 (the “Amendment”). The Amendment was filed for the purpose of updating the Registration Statement for John Hancock Collateral Trust, the sole series of the Trust (the “Fund”), and making nonmaterial changes.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

Amendment Comments

Part A

1.	Comment — Under Item 5(b), please reconcile Pearl Andrada’s biological profile to mirror her biological profile included under Item 10(a)(2), specifically to clarify that she is associated with the Fund’s Subadviser.

Response —The Trust will update its disclosure.

K&L GATES LLP

STATE STREET FINANCIAL CENTER   ONE LINCOLN STREET  BOSTON   MA 02111

T +1 617 261 3100 F +1 617 261 3175 klgates.com

2.	Comment — Under Item 5(b), please reconcile James Madison’s biological profile to mirror his biological profile included under Item 10(a)(2), specifically to clarify that he is associated with the Fund’s Subadvisor.

Response — The Trust will update its disclosure.

3.	Comment — Under Item 5(b), please reconcile Connor Minnaar’s biological profile to mirror his biological profile included under Item 10(a)(2), specifically to clarify that he is associated with the Fund’s Subadviser. Additionally, please ensure consistency in the capitalization of the title portfolio manager across both instances.

Response — The Trust will update its disclosure.

4.	Comment — The introductory narrative of Item 18(a) discloses that there were no “control persons” of the Fund. However, we note that the chart under 18(b) shows State Street Bank and Trust owning 60.99% of the outstanding shares of the Fund. Please confirm whether the disclosure is accurate and consider revising the disclosure to state that State Street Bank and Trust was a control person of the Fund, if applicable.

Response — The Trust confirms the accuracy of the disclosure and notes that State Street Bank and Trust’s holding in the Trust is for the benefit of a cash sweep account, making State Street Bank and Trust a record owner, rather than beneficial owner of the voting securities of the Trust. As State Street is not a beneficial owner of the shares and therefore not a “control person” as defined under Form N-1A Item 18(a), State Street need not be listed as such in this item. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

* * * * *

The Trust, on behalf of the Fund, intends to incorporate any changes to the Fund’s Registration Statement made in response to the Staff’s comments in the next routine update of the Registration Statement. If you have any questions, please call me at (617) 951-9068.

Sincerely,

/s/ Trayne S. Wheeler
Trayne S. Wheeler

cc:    Harsha Pulluru, Assistant Secretary of the Trust

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